FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                For March 9 2005




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

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                                                   Contact:
                                                   John G. Nesbett
                                                   Jordan Silverstein
                                                   The Investor Relations Group
                                                   212-825-3210


     Deswell Industries Inc. Appoints New Independent Director to the Board


HONG KONG (October 13, 2004) - Deswell Industries, Inc. (Nasdaq: DSWL) has appointed Mr. Wing-Ki Hui as an independent director and an audit committee member effective October 11, 2004. This appointment increases the total number of directors from five to six, and brings the number of independent directors to three.

Since  1995,  Mr.  Hui,  age 59, has been the  Operation  Director  of  Tomorrow
International Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited, Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

This press release may contain forward-looking  statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release are based on current expectations and are subject to change. Actual results may differ materially from the forward--looking statements. Deswell does not undertake to update any such forward-looking statements or to publicly announce developments or events relating to the matters described herein. Uncertainties and risks are described in Deswell's most recently filed SEC documents, such as its most recent form 20-F.

                                     - end -

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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        For and on behalf of
                                                        Deswell Industries, Inc.
                                                        by



                                                        /s/ Richard Lau
                                                        ------------------------
                                                        Richard Lau
                                                        Chief Executive Officer

Date: March 9, 2005